UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                       RTIN HOLDINGS, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            74973T104
                         (CUSIP Number)

                        Eric Roper, Esq.
        c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP
                 101 East 52nd Street, New York,
                           (212) 752-9700
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 27, 2003
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




 CUSIP No 74973T104           13D

1   Name of Reporting Person

    Barron Partners LP

    I.R.S. Identification No. of Above Person

    431981699
2   Check the Appropriate Box if a Member of a Group  (a)  [ ]
    (b)  [  x ]

3   SEC Use Only

4   Source of Funds

    WC
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
      [    ]
6   Citizenship or Place of Organization

    Delaware
Number of    7    Sole Voting Power
Shares
Owned              1,112,230 shares beneficially owned in the
By Each           aggregate
Reporting
Person With
             8    Shared Voting Power

                   0
             9    Sole Dispositive Power

                   1,112,230 shares beneficially owned in the
                  aggregate
             10   Shared Dispositive Power

                  0
11   Aggregate Amount Beneficially Owned by Each Reporting
     Person

      1,112,230
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

     [      ]
13   Percent of Class Represented by Amount in Row (11)

     4.8%
14   Type of Reporting Person

     PN

Item 1.   Security and Issuer.

     This Amendment No.4 to Schedule 13D (the "Statement") amends the Schedule 13D filed on July 9, 2003 (the "Original 13D"),

Amendment No. 1 to the Schedule 13D filed on July 16, 2003

("Amendment No. 1), Amendment No.2 to the Schedule 13D filed on July 31, 2003 ("Amendment No. 2) and Amendment No.3 to the
Schedule 13D filed

on August 15, 2003 ("Amendment No. 3), with respect to the common stock, par value $.01 per share (the "Common Stock"), of RTIN

Holdings, Inc., a Texas corporation (the "Company").  The address of the principal executive office of the Company is 3218 Page

Road, LongView, TX 75605.



Item 2.   Identity and Background.

     This Statement is filed by Barron Partners LP, a Delaware

Limited Partnership (the "Reporting Person"), whose business

address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.   The

Reporting Person is principally engaged in making investments.

     The General Partner of the Reporting Person is Barron

Capital Advisors LLC, a Delaware Limited Liability Company, (the

"General Partner").  Andrew B. Worden is the managing member of the General Partner.

     During the last five years, to the best knowledge of the

Reporting Person, neither the Reporting Person nor any

controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or

State securities laws or finding any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration.

     Not Applicable.



Item 4.   Purpose of Transaction.

     Not Applicable.



Item 5.   Interest in Securities of the Issuer.

     There is no change to report for Item 5 except for the

addition of the following:


     (c)  Between August 16, 2003 and August 27, 2003, the

Reporting Person sold an aggregate amount of 790,200 shares of

Common Stock in the open market at prices ranging from $1.50 to

$1.96 per share.


     (e) On August 27, 2003 the Reporting Person ceased to be the beneficial owner of more than five percent of the class of

securities.



Item 6.   Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer.

     Not applicable.



Item 7.   Material to be Filed as Exhibits.

     Not applicable.









                           SIGNATURE1

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2003

                                      /s/ Eric Roper____________

Gersten, Savage, Kaplowitz,
                                   Wolf & Marcus, LLP
                                   Attorneys for Barron Partners
LP
                                   By:   Eric Roper, Esq.

_______________________________
1  The  Power  of  Attorney is incorporated by reference  to  the
Schedule 13D filed on July 9, 2003.